Form 12b-25

Form 12b-25 is proposed to be amended in release no. 33-7369, Dec. 5, 1996

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United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 12B-25

Notification of Late Filing

Check One:   XX     Form N-SAR and annual report

For Period Ended :  9/30/00

PART I - Registrant Information

Full Name:  Mallard Fund, Inc.

Former Name: None

Address of Principal Executive Office:  500 Grant Street, Suite 2226, Pgh, PA
  15219

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed.

XX	(b)The subject annual report, semi-annual report, transition report on Form
10-K, 11-K or
	 Form NSAR, will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report of transition report on
Form 10-Q will be filed on or	before the 15th calendar day following the
prescribed due date.



PART III  - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, NSAR, or the transition report could not be filed within the prescribed time period.

The Mallard Fund, Inc. is having a public offering and the financial statements from underlying investments were not received, therefore there is not any financial information needed to complete the NSAR and semi-annual report. They will be completed by the 14th of December with the most up to date valuations as we need an accurate portrait of market value for the public offering.

PART IV - Other Information

(1) Name and number to contact in regard to this notification: Christine Hertel 412-560-1545

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
registrant was required to file such reports been filed?   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?   No

Name of Registrant as Specified in Charter: The Mallard Fund, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  11/28/00      By:  Christine M. Hertel